The Manitowoc Company, Inc.
2400 South 44th Street
Manitowoc, WI 54220
T 920 684 4410 F 920 652 9778
www.manitowoc.com

Certain confidential information has been omitted from this letter pursuant to a request for confidential treatment under 17 C.F.R. § 200.83. The omitted portions of this letter, submitted separately to the Securities and Exchange Commission, are designated by the symbol “[*]”.

July 6, 2017

Martin James
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Office of Electronics and Machinery
Mail Stop 3030
Washington, D.C. 20549

Re: The Manitowoc Company, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 28, 2017
File No. 001-11978

Dear Mr. James:
Set forth below are The Manitowoc Company, Inc.’s (“Manitowoc” or “the Company”) responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 21, 2017 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2016.
For ease of reference, the text of the Staff comments is set forth below in bold italics followed by the Company’s response.
In responding to the Staff’s letter, we use the terms “we,” “our,” “Manitowoc,” or “the Company” to refer to The Manitowoc Company. Capitalized terms used and not defined herein have the meanings given to such terms in the Company’s filing.

Form 10-K for the Fiscal Year Ended December 31, 2016

Segments, page 82

Comment 1: Provide us with the CODM reporting package and the Board of Directors package as of December 31, 2016 and March 31, 2017.

The Manitowoc Company, Inc.

Manitowoc’s Response:
See Exhibit A for the CODM (who is also our Chief Executive Officer (“CEO”)) reporting package as of December 31, 2016 and March 31, 2017.

See Exhibit B for the financial portion of the Board of Directors package as of December 31, 2016 and March 31, 2017.

Comment 2: In the monthly meeting between the CODM and the Chief Financial Officer, tell us how the CODM uses the product line information and whether any financial information other than revenues, orders, and backlog is discussed on a product line basis.

Manitowoc’s Response:
During the monthly meeting between the CODM and Chief Financial Officer (“CFO”), the CODM primarily reviews and discusses product line financial information for revenues, orders, and backlog. As a result of the severe cyclical downturn in the crane market, the consolidation of our manufacturing locations and the investments being made in our manufacturing facilities, the efficiency of our manufacturing plants has had a significant impact on the overall financial results of the Company. As a result, the CODM continually monitors the future production levels within all of our manufacturing facilities in order to assess future profitability and cash flow needs of the Company.

Comment 3: Tell us the process and personnel involved in drafting, setting, and approving the budget for Tower Cranes and Mobile Cranes and reviewing the results of these components.

Manitowoc’s Response:
The process for drafting the budgets for the Tower Cranes and Mobile Cranes product lines is driven by Company-wide top-down financial and operational goals developed by the CEO. Using these goals, the CFO prepares the financial and operational goals for each product line using demand (order intake for the year) and production forecasts. This input is then applied to the sales and operations functions, which are then translated into revenue and factory build plans. Departmental costs are budgeted based on these activity levels.

The direct reports and key staff personnel of the CFO and the executive vice presidents of Mobile Cranes and Tower Cranes are together responsible for this process using the Company-wide metrics developed by the CODM. The total Company budget is then approved by the CEO prior to being approved by Manitowoc’s Board of Directors.

On a monthly basis, the CFO reviews the detailed financial performance of Mobile and Tower Cranes product lines against prior year and budget.

Comment 4: Summarize for us the contents of the budget that is approved by the Board of Directors, Chief Executive Officer (CEO), and Chief Financial Officer (CFO), including the approval process for the budgets related to your two components.

Manitowoc’s Response:
The annual budget for the total Company is prepared by the CFO, using Company-wide top-down financial and operational goals developed by the CEO and is approved by the CEO. After CEO approval, it is presented to the Board of Directors for review and approval. The focus of the Board’s review is on total Company net sales, standard gross margin, gross profit, engineering, selling and administrative expenses (“ES&A”), non-GAAP adjusted operating income, and non-GAAP adjusted EBITDA, along with consolidated GAAP cash flow from operating activities and capital expenditures. The annual budgets of the product lines are reviewed and approved by the CFO. The product line metrics used for relevant employees’ annual incentive compensation are developed by the CFO and the VP of Human Resources and are approved by the CEO and Compensation Committee of the Board of Directors.

The Manitowoc Company, Inc.

Comment 5: Tell us the operating metrics underlying the determination of annual incentives for the executive vice presidents of Mobile Cranes and Tower Cranes. Tell us how the metrics are set and by whom and discuss the CODM’s involvement. Explain how the Chief Financial Officer assesses and monitors the metrics.

Manitowoc’s Response:
The annual incentive plan operating metrics for the executive vice presidents of Mobile Cranes and Tower Cranes are based 50% on the adjusted EBITDA and cash flow results for the total Company, and 50% on the same metrics for their respective product lines. Annual incentives represent approximately 25% of the total compensation of these individuals, with results of their respective product lines representing approximately 12.5% of their total annual compensation.

As noted above, the metrics for each product line are developed by the CFO and the VP of Human Resources, based on past performance, in line with the overall growth targets for the Company. The performance metrics for the total Company are prepared by the CFO, reviewed and approved by the CEO and, similar to the product line metrics, are reviewed and approved by the Compensation Committee of the Board of Directors. The CFO and his staff monitor actual performance against the operating metrics on a quarterly basis by reviewing the most recent forecasts to calculate the expected payout of the annual incentive plan.

Comment 6: Tell us the purpose of the meetings between the CODM and the executive vice presidents of Mobile Cranes and Tower Cranes. Describe to us the matters typically discussed at those meetings.

Manitowoc’s Response:
The primary purpose of the meetings between the CODM and the executive vice presidents of Mobile Cranes and Tower Cranes is to assess current market conditions, product quality and the projected build plans for specific models of cranes, typically by region. This review allows the CODM to determine what actions need to be taken by the Company in order to ensure adequate total Company financial performance as well as to monitor on-going cash requirements and to ensure that the projected inventory build schedule is balanced in terms of having an appropriate level of finished goods inventory on hand based on customer demand. Examples of typical discussion topics include but are not limited to:

•	an executive vice president giving an update on a large crane order that is being quoted and how the timing of that order and its shipment will impact the future projections for revenue, and

•	an executive vice president providing an update on improving overall product quality on a given model of crane and the estimated costs and incremental revenue associated with those improvements.

Comment 7: Noting that the executive vice presidents are responsible for the operations, research & development, and engineering for their respective product lines, describe the level of authority of each executive vice president over the costs of their product lines, including whether they are responsible for differences between actual and budgeted costs and with whom they discuss these deviations. To the extent that a change related to costs within the products lines is required, tell us who identifies the need for a change and how that change is implemented.

Manitowoc’s Response:
The executive vice presidents are responsible for managing the cost structures of the product lines within their control (including new product development, factory performance, and sales and orders) while certain costs, such as shared resources (Information Technology as an example), are managed between the two executive vice presidents (including certain back-office functions). The budgeted cost structures for each product line are approved as part of the annual budget process discussed above. The executive vice presidents discuss variations between actual and budgeted costs with either the CFO or members of his staff, with the executive vice presidents or their staff responsible for implementing the agreed upon changes. The CFO communicates a summary of these discussions to the CEO on a consolidated basis.

The Manitowoc Company, Inc.

Comment 8: Tell us your reasons for concluding that your two components have similar economic characteristics and should be aggregated under ASC 350-20-35-35. Refer to ASC 350-20-55-6 through 55-8.

ASC 350-20-35-35 states that "two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics.” ASC 350-20-55-7 provides that in determining whether the components of an operating segment have similar economic characteristics, all of the following factors in FASB ASC 280-10-50-11 should be considered:
a. The nature of the products and services
b. The nature of the production processes
c. The type or class of customer for their products and services
d. The methods used to distribute their products or provide their services
e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities

The discussion below addresses these five considerations as the Company has concluded the two products lines are being aggregated into a single reporting unit based on ASC 350-20-35-35.

Economic Characteristics
The economic characteristics of the product lines are affected by similar economic conditions (e.g., the price of steel, the major component in all of our cranes). In addition, market demand for the products is generally dependent upon periods of expansion or contraction in construction activity, the health of the general economy, the price of oil and, to a lesser extent, the availability of financing.

The similarity of economic characteristics of the product lines is also evidenced by similar average standard margins (net sales less standard cost of sales) for each product line realized over the past three years as provided below. We have included the standard margins of our Mobile product line excluding lattice boom crawlers as this product family has lower margins and was the primary driver of the decision to consolidate the crawler crane manufacturing locations, which was announced in the third quarter of 2016. Due to restructuring (noted above) and efficiency initiatives, it is our expectation that the product line margins will be even more similar in the future.

Standard Gross Margin Percentage Summary
	2016	2015	2014
Tower Product Line	[*]	[*]	[*]
Mobile Product Line	[*]	[*]	[*]
Mobile Product Line - ex Lattice Boom	[*]	[*]	[*]
Consolidated	[*]	[*]	[*]

Below is actual gross profit percentage for 2016 only. With the timing of the separation of the Company into two standalone companies in March 2016, the Company did not perform procedures to determine gross profit at a Mobile and Tower Crane product line level for fiscal years 2015 and 2014. Due to the significant level of effort required to perform this task and the significant assumptions and estimates required, the Company does not have this information available.

The Manitowoc Company, Inc.

Actual Gross Margin Percentage Summary
2016
Tower Product Line	[*]
Mobile Product Line	[*]
Mobile Product Line - ex Lattice Boom	[*]
Consolidated	15.7%

The Nature of the Products and Services
The products designed, manufactured and sold by the Company are primarily utilized to lift objects by various product technologies. Many of the products we manufacture can perform similar lifts, with differentiators being allowable footprint to perform the lift and the cost of the product utilized. In particular, many of the mobile and tower lifts are interchangeable and the choice between them is often a matter of customer preference.
The Nature of the Production Process
The production processes for each product line are very similar. All cranes are manufactured on a production line basis albeit with varying degrees of complexity. The manufacturing process for all cranes involves steel, welding, manufacturing bays, electrical controls, and reliability testing, among others. The processes are sufficiently similar such that plants manufacture different types of cranes in one facility; for example, the Shady Grove facility manufactures mobile cranes, all-terrain/rough-terrain cranes and boom trucks, and lattice boom crawler cranes. The control systems for all cranes are designed and tested by one engineering group as controls for these machines function in essentially the same manner. The basic parts and components on these machines are similar, i.e. the high-tensile steel; we have common suppliers and global sourcing arrangements, which lead to certain aspects of the sourcing function being shared between plants and product lines. The design and verification of parts and components is also a shared function across product lines and parts. Our Center of Excellence (COE) for sustaining engineering is responsible for sustaining as well as advancing engineering in the various common crane applications, such as drive train systems, hydraulic and pneumatic systems, structural systems, telematics systems, and control software systems, which is a shared capability and resource across product lines. These shared, key manufacturing and production processes illustrate the degree of similarity in these products.
The Type or Class of Customer for Their Products and Services
The products supplied by the Company are primarily utilized by contractors in the construction industry, industrial applications, oil and gas industry, and residential and non-residential construction. Many of our customers purchase both Mobile and Tower cranes, which are then sold or rented to end users in the aforementioned applications.

The Methods Used to Distribute Their Products or Provide Their Services
The Company’s products are primarily marketed through independent distributors and directly to end users. In many instances, the same distributors are used for both product lines. In addition, the Company’s internal sales force sells all crane products from all lines, which illustrates that our products can serve the same or a similar purpose for a variety of shared end uses by our customers.

The Nature of the Regulatory Environment
As a result of the similarities in products, manufacturing methods, customers and selling and distribution characteristics described above, the nature of the regulatory environment is substantially the same for each of the product lines. For example, the product lines are generally subject to similar issues, such as labor and employment, international trade regulations, OSHA and EPA. Further, in the majority of the countries where the Company sells products, both Mobile and Tower cranes are sold.

The Manitowoc Company, Inc.

If you have any questions regarding the Company’s responses or would like to discuss any of its views further, please feel free to contact me via e-mail at david.antoniuk@manitowoc.com or at 920-652-1769.

Sincerely,

/s/ David J. Antoniuk

David J. Antoniuk
Principal Financial Officer
Senior Vice President and Chief Financial Officer
The Manitowoc Company, Inc.

The Manitowoc Company, Inc.

Exhibit A
[*]

The Manitowoc Company, Inc.

Exhibit B
[*]